March 16, 2018

VIA EDGAR

Mr. John Reynolds
Office of Beverages, Apparel and Mining
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Piedmont Lithium Limited
Draft Registration Statement on Form 20-F
Submitted January 25, 2018
CIK No. 0001728205

Dear Mr. Reynolds:

On behalf of Piedmont Lithium Limited (the “Company”), this letter responds to your letter, dated February 21, 2018 (the “Comment Letter”), regarding the above-referenced draft Registration Statement on Form 20-F (the “Registration Statement”), confidentially submitted on January 25, 2018.  Each comment of the Staff of the Division of Corporation Finance (the “Staff”) is set forth below, followed by the corresponding response.  For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter.  Each response of the Company is set forth in ordinary type beneath the corresponding comment of the Staff appearing in bold type.

The Company is concurrently publicly filing its registration statement on Form 20-F (the “Form 20-F”).  All page number references contained in the Company’s responses below correspond to the page numbers in the Form 20-F.

As a foreign private issuer, we are permitted and expect to follow certain home country, page 19

1.	Please ensure that your disclosure under this heading addresses all material risks related to the disclosure under “Board Practices” beginning on page 46.

Pages 19 to 20 of the Form 20-F has been revised accordingly.

B. Overview page 26

2.
Please revise to provide disclosure regarding the principal markets in which you propose to participate pursuant to Item 4.B of Form 20-F, including information relating to supply, demand, and pricing, as appropriate. Please discuss products you anticipate producing if your exploration activities are successful and provide general information related to the cost of lithium hard rock mining as opposed to solution mining.

Page 29 of the Form 20-F has been revised accordingly.

3.	Please disclose the information regarding your land and mineral rights pursuant to paragraph (b) (2) of Industry Guide 7. For each material property include the following information:

•	A description of all interests in your properties, including the terms of all underlying agreements and royalties.

•	Please include certain identifying information, such as the property names.

•	The conditions that must be met to retain your rights, claims or leases, including the quantification and timing of all necessary payments.

•	The expiration dates of your leases and option agreements.

Pages 27 to 29 of the Form 20-F has been revised accordingly.

4.	Please disclose the area of each of your mineral properties and clarify if your properties are contiguous.

Page 28 of the Form 20-F has been revised accordingly.

5.	Please revise to include a brief summary of your exploration activities to date and results. In your response please include an overview of your exploration quality control procedures.

Pages 28 to 29 of the Form 20-F has been revised accordingly.

6.	Please revise to describe your phase 3 exploration plan, including your exploration budget.

Page 28 of the Form 20-F has been revised accordingly.

7.	Please disclose the material permits related to your exploration activities including the terms of the permits and the reclamation requirements.

Pages 29 to 30 of the Form 20-F has been revised accordingly.

Details of Remuneration for Fiscal 2017, page 44

8.
Please revise footnote two to the compensation table to clearly state whether the amounts disclosed in the footnote are included in the table or whether they are in addition to the amounts in the table.

Page 48 of the Form 20-F has been revised accordingly.

Major Shareholders, page 50

9.	Please disclose any significant change in the percentage ownership held by any major shareholders during the last three years. Refer to Item 7.A.1 of Form 20-F.

Page 55 of the Form 20-F has been revised to reflect all significant changes in the percentage ownership held by any major shareholders during the past three years.

Constitution, page 55

10.	Please include a discussion of any restrictions that may attach to your shares due to liability to capital calls. Please see Item 10.B.3(g) of Form 20-F.

Page 61 of the Form 20-F has been revised accordingly.

Exhibits, page 79

11.	If required by your home country, please file the employment agreements and contracts disclosed on pages 45 and 46 as exhibits. Refer to Instructions as to Exhibits, 4(c) of Form 20-F.

The Company confirms that the employment agreements and contracts disclosed on pages 45 and 46 are not required to be disclosed in the Company’s home country and are not otherwise publicly disclosed by the Company.  In accordance with Instruction 4.(c)(v) to Form 20-F, the Company is not filing such agreements with the Form 20-F.

*          *          *

We would be pleased to address any further Staff comments or questions related to the above matters.  If the Staff wishes to discuss this letter at any time, please do not hesitate to contact Bruce Czachor, General Counsel, at (347) 405-0237 or our counsel at Gibson, Dunn & Crutcher LLP, John Gaffney at (212) 351-2626 or Eric Scarazzo at (212) 351-2389.

Very truly yours,

/s/ Keith D. Phillips

Keith D. Phillips
President and Chief Executive Officer